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
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-06526                                                             June 30, 2005
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2. State identification Number:  DE
   ----------------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
   ----------------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                  PUERTO RICO
   ----------------------------------------------------------------------------------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Coventry Group
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio 43219
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

        MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                         INVESTMENT COMPANY ACT OF 1940

March 15, 2006

We, as members of management of the Walden Social Balanced Fund, Walden Social Equity Fund, Boston Balanced Fund and Boston Equity Fund (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2005, and from March 31, 2005 through June 30, 2005.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2005, and from March 31, 2005 through June 30, 2005, with respect to securities and similar investments reflected in the investment accounts of the Funds.


/s/ Christopher E. Sabato
-----------------------------------
Christopher E. Sabato
Treasurer

              INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT

TO THE BOARD OF TRUSTEES AND SHAREHOLDERS OF
THE COVENTRY GROUP
COLUMBUS, OHIO

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Walden Social Balanced Fund, Walden Social Equity Fund, Boston Balanced Fund and Boston Equity Fund (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of June 30, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2005, and with respect to agreement of security purchases and sales, for the period from March 31, 2005 (the date of our last examination) through June 30, 2005:

     - We agreed the securities shown of the books and records of the Funds as of June 30, 2005 to the safekeeping reports of Boston Trust & Investment Management Company, the custodian, noting agreement of quantity and description, except for securities purchased/sold but not received/delivered, pledged, or out for transfer on that date, as to which we obtained documentation from the brokers.

     - We agreed a sample of security purchases and security sales since the date of which the Funds were required to comply with the Act from the books and records of the Funds to broker confirmations or by application of alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

TO THE BOARD OF TRUSTEES AND SHAREHOLDERS OF
THE COVENTRY GROUP
PAGE TWO


In our opinion, management's assertion that Walden Social Balanced Fund, Walden Social Equity Fund, Boston Balanced Fund and Boston Equity Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2005, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees and Shareholders of Walden Social Balanced Fund, Walden Social Equity Fund, Boston Balanced Fund, Boston Equity Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                    /s/ TAIT, WELLER & BAKER LLP

PHILADELPHIA, PENNSYLVANIA
APRIL 28, 2006